77C.     Matters submitted to a Vote of Security Holders

          On May 21, 2004, a Special Meeting of Shareholders was held in order to approve the merger of the Tax-Free Intermediate Term Fund into the Ohio Insured Tax-Free Fund. Shareholders of the Tax-Free Intermediate Term Fund approved the merger by the following vote:

                                 Number of Shares
          -------------------------------------------------------------------
          For                       Against           Abstain
          ---                       -------           -------
          1,538,848.369             116,171.751       105,067.065